Exhibit 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Pittsburgh, Pennsylvania 15235
(800) 972-7341

Investor Contact	Company Contact:
Alliance Advisors, LLC.	John C. Regan, Chairman & CEO
Mark McPartland / Chris Camarra	Nick Battaglia, CFO
212-398-3487	412-243-3200
ccamarra@allianceadvisors.net
FOR IMMEDIATE RELEASE
FlagshipPDG Announces First Quarter Results for Period Ended April 30, 2009
PITTSBURGH, PA, June 15, 2009 — PDG Environmental, Inc. (dba FlagshipPDG) (OTC BB: PDGE), a leading provider of environmental remediation, disaster response and reconstruction services, today reported financial results for the first fiscal quarter ended April 30, 2009.
Revenues for the first quarter of fiscal 2010 were $12.6 million, down 28.7% from the $17.7 million reported in the first quarter of fiscal 2009. The decrease was due to lower customer spending resulting from the overall economic conditions as well as several ongoing contracts being put on hold during the quarter. The field margin which is defined as the difference between contract revenues and direct field costs, increased to 29.2% of revenue for the current quarter, from 26.6% in the prior year fiscal quarter. Other direct and SG&A costs decreased $1.3 million from the first quarter of fiscal 2009 largely as a result of cost cutting measures in the third and fourth quarter of fiscal 2009. Pre-tax loss decreased by $200,000 from the prior fiscal quarter as a result of the factors noted previously. The Company reported a net loss of $(1.5) million, or $(0.07) per diluted share in the first quarter of fiscal 2010, compared with a net loss of $(1.1) million, or $(0.05) per diluted share in the first quarter of fiscal 2009. EBITDA (earnings before interest, taxes, depreciation and amortization) was a negative $(553,000) for the current quarter versus a negative EBITDA of $(760,000) for the comparable period in fiscal 2009. In the first quarter of fiscal 2010, FlagshipPDG recorded non-cash accounting costs of $297,000 related to its July 2005 private placement as compared to $248,000 for the comparable period last year.
“While the first quarter is historically our slowest revenue quarter, it is clear that our results were greatly impacted by the overall national economic conditions. In the last half of fiscal 2009, we took necessary steps to rationalize our fixed costs to achievable revenue levels which resulted in a decrease to our overhead cost of approximately $1.3 million as compared to the comparable period last year. In spite of nearly 30% lower revenues, we were able to reduce the quarterly loss through cost cutting and significant margin improvement. We are entering historically the busiest part of our fiscal year and we are beginning to see an increase in opportunities and are hopeful that federal economic stimulus dollars will also have a positive impact on our top line through increased spending on projects for schools, public housing, DOE site clean-up and federal buildings.” said John C. Regan, chairman and chief executive officer of FlagshipPDG.
The Company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure which it believes is a useful performance indicator. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures.

A reconciliation of EBITDA to net income/(loss) appears at the end of this release as actual results for the quarter.
About FlagshipPDG
FlagshipPDG, headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, FlagshipPDG has offices nationwide capable of responding to customer requirements coast to coast. For additional information, please visit http://www.FlagshipPDG.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on first parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
— Tables to follow —

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended April 30,
	2009	2008

Contract Revenues	$12,630,000	$17,715,000

Direct Job Costs	8,947,000	13,002,000

Field Margin	3,683,000	4,713,000

Other Direct Costs	1,830,000	2,480,000

Gross Margin	1,853,000	2,233,000

(Loss) on Sale of Fixed Assets	(18,000)	(3,000)
Selling, General and Administrative Expenses	2,825,000	3,461,000

(Loss) from Operations	(990,000)	(1,231,000)

Other Income (Expense):
Interest Expense	(194,000)	(203,000)
Non-Cash Interest Expense for Preferred Dividends and Accretion of Discount	(297,000)	(248,000)
Interest and Other Income	20,000	21,000

	(471,000)	(430,000)

(Loss) Before Income Taxes	(1,461,000)	(1,661,000)

Income Tax (Benefit)	—	(517,000)

Net (Loss)	$(1,461,000)	$(1,144,000)

(Loss) Per Common Share — Basic:	$(0.07)	$(0.05)

(Loss) Per Common Share — Diluted:	$(0.07)	$(0.05)

Average Common Shares Outstanding	20,875,000	20,814,000

Average Dilutive Common Stock Equivalents Outstanding	—	—

Average Common Shares and Dilutive Common Stock Equivalents Outstanding	20,875,000	20,814,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION
(“EBITDA”)
(UNAUDITED)

	For the Three Months Ended April 30,
	2009	2008

Net (Loss)	(1,461,000)	(1,144,000)

Interest Expense	194,000	203,000
Non-Cash Interest Expense for Preferred Dividends and Accretion of Discount	297,000	248,000
Income Tax (Benefit)	—	(517,000)
Depreciation and Amortization	417,000	450,000

EBITDA	$(553,000)	$(760,000)

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30,	January 31,
	2009	2009
	(unaudited)
ASSETS

Current Assets
Cash and Cash Equivalents	$30,000	$314,000
Contracts Receivable, Net	14,892,000	20,677,000
Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts	2,209,000	3,180,000
Inventories	634,000	616,000
Income Taxes Receivable	3,000	355,000
Deferred Income Tax Asset	983,000	983,000
Other Current Assets	2,119,000	344,000

Total Current Assets	20,870,000	26,469,000

Property, Plant and Equipment	12,420,000	12,431,000
Less: Accumulated Depreciation	(10,990,000)	(10,786,000)

	1,430,000	1,645,000

Intangible Assets, Net	3,824,000	4,026,000
Goodwill	2,489,000	2,489,000
Deferred Income Tax Asset	2,948,000	2,948,000
Contracts Receivable, Non Current	1,820,000	1,820,000
Costs in Excess of Billings on Uncompleted Contracts, Non Current	1,630,000	1,630,000
Other Assets	326,000	345,000

Total Assets	$35,337,000	$41,372,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts Payable	$8,232,000	$9,411,000
Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts	982,000	1,125,000
Accrued Income Taxes	—	44,000
Accrued Liabilities	4,530,000	2,742,000
Current Portion of Long-Term Debt	250,000	303,000
Mandatorily Redeemable Cumulative Convertible Series C Preferred Stock	190,000	137,000

Total Current Liabilities	14,184,000	13,762,000

Long-Term Debt	9,748,000	15,045,000

Mandatorily Redeemable Cumulative Convertible Series C Preferred Stock	4,616,000	4,372,000

Total Liabilities	28,548,000	33,179,000

Stockholders’ Equity
Common Stock	418,000	418,000
Common Stock Warrants	1,628,000	1,628,000
Paid-In Capital	20,168,000	20,111,000
Accumulated Deficit	(15,387,000)	(13,926,000)
Less Treasury Stock, at Cost	(38,000)	(38,000)

Total Stockholders’ Equity	6,789,000	8,193,000

Total Liabilities and Stockholders’ Equity	$35,337,000	$41,372,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended April 30,
	2009	2008
Cash Flows From Operating Activities:
Net (Loss)	$(1,461,000)	$(1,144,000)
Adjustments to Reconcile Net Income (Loss) to Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	417,000	450,000
Deferred Income Taxes	—	(517,000)
Interest Expense for Series C Preferred Stock Dividends and Accretion of Discount	297,000	248,000
Stock Based Compensation	57,000	129,000
Loss on Sale of Fixed Assets	18,000	3,000
Provision for Receivable Allowance	(8,000)	—

	(680,000)	(831,000)
Changes in Operating Assets and Liabilities:
Contracts Receivable	5,793,000	2,806,000
Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts	971,000	59,000
Inventories	(18,000)	88,000
Accrued Income Taxes	(44,000)	(68,000)
Other Current Assets	1,307,000	370,000
Accounts Payable	(1,179,000)	(1,793,000)
Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts	(143,000)	27,000
Accrued Liabilities	44,000	(81,000)

Total Changes	6,731,000	1,408,000

Net Cash Provided by Operating Activities	6,051,000	577,000

Cash Flows From Investing Activities:
Purchase of Property, Plant and Equipment	(18,000)	(86,000)
Proceeds from Sale of Fixed Assets	—	1,000
Changes in Other Assets	19,000	3,000

Net Cash Provided by (Used in) Investing Activities	1,000	(82,000)

Cash Flows From Financing Activities:
Payment of Premium Financing Liability	(986,000)	(326,000)
Principal Payments on Debt	(5,350,000)	(172,000)

Net Cash Used in Financing Activities	(6,336,000)	(498,000)

Net Decrease in Cash and Cash Equivalents	(284,000)	(3,000)
Cash and Cash Equivalents, Beginning of Year	314,000	90,000

Cash and Cash Equivalents, End of Period	$30,000	$87,000

Supplementary Disclosure of Non-Cash Investing and Financing Activity:
Financing of Annual Insurance Premium	$2,730,000	$1,313,000

Non-Cash Purchase of Fixed Assets Financed Through Capital Leases	$—	$27,000